MISSION WEST PROPERTIES, INC.
                    10050 Bandley Drive, Cupertino, CA 95014
                        Ph. 408-725-0700 Fax 408-725-1626


September 15, 2005

Mr. Josh Forgione
Staff Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re: Mission West Properties, Inc.
    Response to Comments from the SEC on Form 10-K for Fiscal Year Ended December 31, 2004
    Filed March 16, 2005
    File No. 0-25235

Dear Mr. Forgione:

This letter sets forth responses of Mission West Properties, Inc. (the "Company") to your comments relating to the Company's Annual Report on Form 10-K contained in your letter dated August 31, 2005. The Staff comment is repeated in capitalized letters below, and the Company's response appears immediately beneath each comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

ITEM 7. MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - FUNDS FROM OPERATIONS, PAGE 44

1. WE NOTE THAT YOU USE FFO AS A MEASURE OF PERFORMANCE. YOU ALSO INDICATE THAT, "ALONG WITH CASH FLOWS FROM OPERATING ACTIVITIES, FINANCING ACTIVITIES AND INVESTING ACTIVITIES, IT PROVIDES INVESTORS WITH AN UNDERSTANDING OF OUR ABILITY TO INCUR AND SERVICE DEBT AND MAKE CAPITAL EXPENDITURES" WHICH SUGGESTS THAT YOU ALSO USE FFO AS A LIQUIDITY MEASURE. PLEASE TELL US AND IN FUTURE FILINGS REVISE YOUR DISCLOSURE TO CLARIFY WHETHER YOU USE FFO AS A MEASURE OF OPERATING PERFORMANCE OR LIQUIDITY AND EXPLAIN WHY YOU BELIEVE FFO IS A USEFUL INDICATOR OF OPERATING PERFORMANCE OR LIQUIDITY. FURTHER, IF YOU CONSIDER FFO TO BE A MEASURE OF LIQUIDITY, PLEASE ALSO REVISE YOUR RECONCILIATION OF FFO TO THE MOST COMPARABLE FINANCIAL MEASURE PRESENTED IN ACCORDANCE WITH GAAP. REFER TO ITEM 10(e)(i) OF REGULATION S-K.

     We believe the REIT industry has established FFO as a standard of measure of operating performance for the REIT industry and acknowledge that FFO is

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     not a GAAP  measure of  financial  performance.  In future  filings we will delete the sentence, "Management considers FFO an appropriate measure of performance of an equity REIT because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of our ability to incur and service debt and make capital expenditures."

     Because we intend to cease  describing  FFO as a measure  of the  Company's
     liquidity,   we  do  not  believe  it  will  be   necessary  to  provide  a
     reconciliation of FFO to a related GAAP measure of liquidity.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK, PAGE 48

2.   YOUR  DISCLOSURE  HERE  AND IN  NOTE 2 ON PAGE  61 IS NOT  CONSISTENT  WITH
     RESPECT TO THE FAIR VALUE OF YOUR FIXED RATE DEBT. PLEASE REVISE YOUR DISCLOSURE IN FUTURE FILINGS TO CORRECTLY DISCLOSE THE FAIR VALUE OF FIXED RATE DEBT AND UPDATE YOUR RELATED DISCUSSION, AS NECESSARY.

     We will revise our disclosure in future filings to disclose the fair value of fixed rate debt consistently in Item 7A. Quantitative and Qualitative Disclosures About Market Risk and Note 2 to the Consolidated Financial Statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - IMPAIRMENT OF LONG-LIVED ASSETS, PAGE 57

3. WE NOTE FROM YOUR DISCLOSURE ON PAGE 16 THAT YOU HAVE NUMEROUS PROPERTIES WITH AVERAGE 2004 OCCUPANCIES OF 0%, 0% OCCUPANCY AS OF DECEMBER 31, 2004, OR BOTH. WE ALSO NOTE THAT YOU RECOGNIZED AN IMPAIRMENT LOSS RELATED TO THE ONE ASSET HELD FOR SALE AT DECEMBER 31, 2004. PLEASE TELL US HOW YOU
     DETERMINED THE FAIR VALUE OF THE REMAINING PROPERTIES WITH MINIMAL OR NO OCCUPANCY AT DECEMBER 31, 2004 WHEN MEASURING ANY IMPAIRMENT LOSS UNDER SFAS 144. PLEASE ALSO TELL US WHETHER ANY OF THESE PROPERTIES ARE SUBJECT TO THE RESTRICTION DISCLOSED ON PAGE 11 AND HOW THIS RESTRICTION WAS CONSIDERED IN DETERMINING THE FAIR VALUE OF SUCH PROPERTY. REFER TO PARAGRAPHS 22-24 OF SFAS 144.

     The analysis that we prepare in connection with determining if there may be any asset impairment loss under SFAS 144 considers several factors, including the specific guidance in of SFAS 144. Properties selected for evaluation included those that were vacant as of December 31, 2004 as well as properties scheduled to become vacant during 2005. The individual properties are tested for impairment based upon a comparison of the carrying value to the sum of the undiscounted cash flows expected to result from a disposition of the property. For purposes of the undiscounted cash flow calculation, the Company assumed an overall 10 year hold period, consisting

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

     of up to a 36 month period to lease the vacant space, which represents management's estimate of the time to lease vacant space under market conditions as of December 31, 2004, and an 84 month leased period. Cash inflows during the leased period are based upon estimated market rents for comparable leases of like kind space within the various submarkets in the Silicon Valley of the San Francisco Bay Area. The assumptions include 3% annual increases in the rent during the projected leased term. Cash outflows during the lease up period are based upon the costs associated with the vacant portion of the building which includes property taxes, landscaping and insurance (the "Common Area Cost or CAC"). The CAC are generally 100% recovered from the tenant during the leased period under the terms of the Company's triple net ("NNN") leases, and therefore, the CAC and other related reimbursement income are excluded from the cash flow calculation during the leased period. Cash outflows relating to deferred maintenance have historically been minimal (but have been considered on a property by property basis) due to provisions in the Company's NNN lease agreements that require a tenant to maintain the property during the term of the lease in "Good Condition and Repair" which minimizes the amount of deferred maintenance and repair costs incurred by the Company to re-lease a property. The cash inflows relating to the gross terminal value at the end of the leased period are based on the average net operating income of the property during the hold period, divided by the appropriate market capitalization rate (ranging from 8% to 9% as of December 31, 2004) based on comparable sales data for like kind buildings in the market. The gross terminal value was reduced by estimated selling costs of 5%. The net terminal value (gross terminal value less 5% selling costs) was then evaluated for overall reasonableness by comparing it to relevant market sales data.

     Based on the factors outlined above, our analysis determined that the sum of the undiscounted cash flows expected to result from the use and eventual disposition of each respective vacant property was in excess of its net book value as of December 31, 2004.

     There is a requirement set forth in the limited partnership agreement for each Operating Partnership that owns certain properties originally contributed by Carl E. Berg, Clyde J. Berg or John Kontrabecki that the Company obtain consent before selling one of the properties that one or more of them had contributed to the Company because all of these properties have substantial unrealized tax gain that would be taxable to the contributing limited partner(s). This requirement has not impeded the Company's operations to date because the Company invests in commercial real estate for rental value and for long term holding periods. The Company's objective is to pay substantial dividends from operations and to increase the value of its outstanding equity interests, not to sell properties at a gain and distribute the proceeds to shareholders. Where the Company has identified opportunities to sell a particular property, the Company has been able to complete a tax

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

     deferred exchange in accordance with Section 1031 of the Internal Revenue Code in order to roll the existing investment into a new income producing property. Therefore, we have not discounted the value of a property subject to this restriction in determining the fair value of our properties under SFAS 144.

ITEM 9A. REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 85

4. IN FUTURE FILINGS, PLEASE DISCLOSE THE CONCLUSIONS OF YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS REGARDING THE EFFECTIVENESS OF YOUR DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE REPORT. REFER TO ITEM 307 OF REGULATION S-K.

     We will comply with this comment in future filings.

ITEM 15. EXHIBITS,  FINANCIAL  STATEMENT SCHEDULES AND REPORTS ON FORM 8-K, PAGE
88

5. PLEASE REVISE YOUR CERTIFICATIONS FILED AS EXHIBITS 31.1, 31.2 AND 31.3 TO REFLECT THE LANGUAGE EXACTLY AS SET FORTH IN ITEM 601(b)(31) OF REGULATION S-K.

     The wording for the matters required to be certified under Rule 13a-14(a) as set forth in the referenced exhibits is exactly the same as Item 601(b)(31). We acknowledge that these 10-K exhibits do use "the Company" instead of "registrant" to identify the Company, do refer to this "Annual Report" rather than any report generally, and do unintentionally omit the parenthetical reference to Rule 15d-15(f), (which definition is, in any event, identical to the cited Rule 13a-15(f)). We respectfully propose to eliminate these immaterial discrepancies in future filings in lieu of filing amended exhibits.

     In connection with the foregoing responses to your comments, the Registrant acknowledges:

- Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and
- Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
Mission West Properties, Inc.
/s/ Carl E. Berg
Carl E. Berg
Chairman and CEO

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